SECURITIES.
W


18007373

OMB APPROVAL
MB Number: 3235-0123
xpires: May 31, 2017
stimated average burden
ours per response . . . 12.00



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30714

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___04/01/17___ AND ENDING ___03/31/18___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Twenty-First Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___780 Third Avenue___
(No. and Street)

___New York___   ___NY___   ___10017___
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Richard Ainsberg   ___(212) 418-6017___
                                                  (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___WithumSmith+Brown, PC___
(Name - if individual, state last, first, middle name)

___200 Jefferson Park, Suite 400___   ___Whippany___   ___NJ___   ___07981-1070___
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 21 2018
DIVISION OF TRADING & MARKETS

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-
5(e)(2). SEC 1410 (3-91)

Twenty-First Securities Corporation

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Independent Auditors' Report.
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Operations.
[ ] Statement of Changes in Stockholder's Equity.
[ ] Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
         under the Securities Exchange Act of 1934.
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers
         Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and
         Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not
applicable).
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital
         Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for
         Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial
         Condition With Respect to Methods of Consolidation (not applicable).
[ ] An Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[ ] A report describing any material inadequacies found to exist or found to have existed since
         the date of the previous audit (Supplemental Report on Internal Control).
[ ] Independent Auditors' Report Regarding Rule 15c3-3 exemption
[ ] Rule 15c3-3 Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-
5(e)(3).*

AFFIRMATION

I, Robert Gordon, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition of Twenty-First Securities Corporation at March 31, 2018, is true and correct. I further affirm that neither the company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

_____
President
Title

Subscribed and sworn
to before me 24 day of May, 2018

_____
Notary Public

Twenty-First Securities Corporation
Index
March 31, 2018



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management of
Twenty-First Securities Corporation

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Twenty-First Securities Corporation (the "Company"), as of March 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter
As disclosed in Note 9 to the financial statements, the Company is subject to a penalty under IRC Section 6707, which if assessed, could cause there to be significant doubt about the Company's ability to continue as a going concern. Our opinion is not modified with respect to this matter.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2016.

May 24, 2018

WithumSmith+Brown, PC   200 Jefferson Park, Suite 400, Whippany, New Jersey 07981-1070   **T** (973) 898 9494   **F** (973) 898 0686   **withum.com**

MEMBER OF HLB INTERNATIONAL. A WORLD-WIDE NETWORK OF INDEPENDENT PROFESSIONAL ACCOUNTING FIRMS AND BUSINESS ADVISORS.

Twenty-First Securities Corporation

Statement of Financial Condition
March 31, 2018

Assets

Cash	$	391,418
Receivables from broker-dealers		182,537
Due from related party		827,606
Furniture, equipment and leasehold improvements (less accumulated depreciation and amortization of $595,148)		8,080
Prepaid income taxes		30,000
Other assets		187,830
Total assets	$	1,627,471

Liabilities and Stockholder's Equity

Liabilities:

Accounts payable and accrued liabilities	$	192,871

Stockholder's Equity

Common stock, no par value, at stated value, 500 shares voting and 500 shares nonvoting authorized, 500 shares voting and 0 shares nonvoting issued and outstanding	50,000
Additional paid-in capital	2,843,592
Accumulated deficit	(1,458,992)
Total stockholder's equity	1,434,600

Total liabilities and stockholder's equity	$	1,627,471

See notes to financial statement.

Twenty-First Securities Corporation

Notes to Statement of Financial Condition
March 31, 2018

1. Organization and Business

Twenty-First Securities Corporation (the "Company") is a broker-dealer that provides investment strategies and execution services for its corporate, institutional and high net-worth clients. The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company clears its securities transactions on a fully disclosed basis through one broker-dealer (the "Clearing Broker"). All of the common stock of the Company is owned by Twenty-First Holdings, Inc. (the "Parent"), which is wholly owned by the president of the Company.

2. Summary of Significant Accounting Policies

Basis of Presentation
This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing the financial statements are reasonable and prudent. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ from these estimates

Cash
Cash consists of a checking account held with one nationally recognized bank, which is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 per legal entity. The cash balances exceed insured limits.

Furniture, Equipment and Leasehold Improvements
Furniture and equipment are depreciated using the double-declining balance method. Computer software is depreciated using the straight-line method over the estimated useful lives of the assets, generally five years. Leasehold improvements are amortized using the straight-line method over the shorter of the life of the lease or estimated useful life of the improvements.

Twenty-First Securities Corporation

Notes to Statement of Financial Condition
March 31, 2018

3. Income Taxes

The Company is included in the Parent's consolidated C-Corporation Federal and combined New York State and local income tax returns. The Company computes its income tax provision on a separate-return basis.

The Company utilizes the asset and liability method for accounting for income taxes. Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. A valuation allowance is recognized against deferred tax assets if it is more likely than not that such assets will not be realized in future years.

The total provision for income taxes included in the Statement of Financial Condition of $6,000 results primarily from current state and local taxes. As of March 31, 2018, the Company had approximately $460,000 of federal net operating losses available to offset future taxable income on the consolidated return of its Parent. The net operating loss will begin to expire in the year 2029 and is the primary driver of the Company's deferred tax asset. The Company has recorded a valuation allowance against its deferred tax assets as management does not believe that it is more likely than not that the deferred tax assets will be realized.

As required by the uncertain tax position accounting standards, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For the year ended March 31, 2018, the Company did not have any material uncertain tax positions for which the statute of limitations remained open. The Company does not believe that it is reasonably possible that the total amount of unrecognized tax benefits will significantly change within 12 months of the reporting date.

4. Commitments

Operating Leases

The Company's current lease for its office space in New York City expires in June 2020. At March 31, 2018, future minimum payments for this lease were as follows:

Fiscal Years Ending March 31,	Total Commitments
2019	$ 325,128
2020	325,128
2021	67,735
	$ 717,991

In addition to the minimum lease payments set forth above, the lease contains a provision for escalations based upon certain costs incurred by the lessor. As such, the deferred rent balance at March 31, 2018 was approximately $86,000 and is included in accounts payable and accrued liabilities on the statement of financial condition.

4

Twenty-First Securities Corporation

Notes to Statement of Financial Condition
March 31, 2018

5. Transactions with related party

Included in due from related party is a note, payable on demand, with an interest rate of 4.46% for $66,000 borrowed by the president of the Company. The related accrued interest on this note amounted to $70,469 as of March 31, 2018. During the year, advances were made to the president of the Company in the amount of $218,103. Previous advances along with other amounts due from the president were converted into a note receivable on March 31, 2017 with an interest rate of 2.05% and is payable on demand. The balance of this note at March 31, 2018 is $466,441 with accrued interest of $6,594.

6. Concentrations of Credit Risk

Pursuant to its clearing contract with its Clearing Broker, the Company is liable for bad debts of any clients introduced by the Company to its Clearing Broker. As of March 31, 2018, there were no material bad debts from clients introduced by the Company to its Clearing Broker.

7. Regulatory Requirements

The Company as a registered broker-dealer is subject to the minimum net capital requirements of Uniform Net Capital Rule 1 5c3- I (the "Rule") under the Securities Exchange Act of 1934. The Rule requires that the Company maintain minimum net capital equivalent to the greater of $5,000 or 6-2/3% of aggregate indebtedness.

At March 31, 2018, the Company's net capital and excess net capital were $338,340 and $325,503, respectively, and the Company's aggregate indebtedness to net capital ratio was 0.57 to 1. The Company is exempt from the provisions of Rule 15c3-3 of the Exchange Act under paragraph (k)(2)(ii).

8. Subsequent Events

The Company evaluated subsequent events through the date that the financial statements were available to be issued. The Company has determined that there are no material events that would require disclosure in the Company's financial statements.

9. Contingencies

In November 2015 the Internal Revenue Service notified the Company of their intention to assess a penalty under IRC Section 6707. This penalty, if assessed, would be significant to the Company and could cause there to be significant doubt about the Company's ability to continue as a going concern. Although the Company's attorneys have advised that an appeal should be granted, the outcome is not certain. The Company continues to vigorously defend this litigation as necessary. Litigation is inherently unpredictable, particularly in proceedings where the claimants seek substantial or indeterminate damages, or which are in the early stages. The Company cannot predict with certainty the actual loss or range of loss, if any, related to such legal proceedings, the manner in which it will be resolved, the timing of final resolution or the ultimate settlement. In the opinion of management, after consultation with counsel, they feel the litigation is without merit and has reasonable cause with respect to the penalty.